

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

March 6, 2012

Via E-mail

Todd E. Freed, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

      Re: FBL Financial Group, Inc.
            Schedule TO-I
            Filed February 28, 2012
            File No. 5-50132

Dear Mr. Freed:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

1. Please advise as to the applicability of the all-holders rule in Rule 13e-4(f)(8)(i) to the Repurchase Agreement with IFBF, which owns 52% of the shares outstanding. One purpose of the all-holders requirement is to assure the fair and equal treatment of all holders of the class of securities that is the subject of a tender offer. Refer to SEC Release 33-6653 (July 11, 1986). It appears that pursuant to the concurrent Repurchase Agreement, IFBF will avoid proration in the event that the tender offer is oversubscribed and will have up to one million of its shares repurchased at the tender offer price,

conditioned on FBL purchasing shares in the tender offer.

2. We note that the number of shares that IFBF will sell would be prorated if the Offer is not fully subscribed. Please revise to include an example of how many of IFBF's shares of FBL's stock will be repurchased if the offer is undersubscribed.

What is the purpose of the offer, page iii

3. Please refer to your statement in the second paragraph on page iv that you intend to consider further repurchases of shares after the tender offer. We note that you have conditioned this offer on the repurchase of fewer shares than an amount that would cause the number of record holders to drop below 300, or result in the shares becoming delisted or eligible for termination of registration under the Exchange Act. Tell us what consideration, if any, you have given to the possibility that the tender offer, taken together with the future repurchases you are contemplating, may constitute one in series of transactions that could have a Rule 13e-3 effect, as defined in Rule 13e-3(a)(3).

Purchase of Shares and Payment of Purchase Price, page 15

4. We note that you do not expect to announce the results of proration and begin payment until up to five business days after the expiration date of the offer. Please tell us how this payment schedule complies with the requirement to pay promptly under Rule 14e-1(c). See Exchange Act Release 43069 at section II. D. (July 24, 2000).

Conditions of the Offer, page 18

5. We note your disclosure that you may assert the conditions or waive them at any time or from time to time, and that failure to assert a condition shall not be deemed a waiver of the company's rights. As the bidder, you have the right to waive any listed offer condition. However, if a condition is "triggered," you may not waive the condition by failing to assert it. In our view, such inaction would be tantamount to a waiver of the applicable condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure to security holders. Please confirm your understanding in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions